Navios Maritime Midstream Partners L.P.

December 29, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie, Legal Branch Chief

RE:	Navios Maritime Midstream Partners L.P.
Registration Statement on Form F-3
Filed December 18, 2015
File No. 333-208623
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Navios Maritime Midstream Partners L.P. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form F-3 (File No. 333-208623) (the “Registration Statement”), so that it may become effective at 4:00 p.m. (Eastern Time) on Monday, January 4, 2016, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Todd Mason of Thompson Hine LLP at (212) 908-3946 with any comments or questions regarding the Registration Statement, this letter or related matters.

Very truly yours,

Navios Maritime Midstream Partners L.P.

By:	/s/ Erifili Tsironi
Erifili Tsironi
Chief Financial Officer